UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated January 26, 2022, announcing that the Company will record a gain of $18 million upon the redelivery of four VLCCs under sale and leaseback.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: January 26, 2022

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information Wednesday 26 January 2022 – 08:00 a.m. CET

EURONAV GAINS USD 18 MILLION UPON REDELIVERY OF 4
VLCCS UNDER SALE AND LEASEBACK
ANTWERP, Belgium, 26 January 2022 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces that upon the redelivery of 4 VLCCs, which occurs at the maturity of a five-year sale and leaseback agreement, the company will book a USD 18 million capital gain on disposal of assets. The four VLCCs are: the Nautilus (2006; 307,284 dwt), Navarin (2007; 307,284 dwt), Neptun (2007; 307,284 dwt) and the Nucleus (2007; 307,284 dwt). As the first ship was redelivered on 15 December 2021, USD 4.5 million will be booked in the fourth quarter of 2021, whereas the remaining USD 13.5 million will be booked in the first quarter of 2022.
After the departure of these four VLCCs the Euronav fleet will comprise of 41 VLCCs, 27 Suezmaxes, 2 FSO and 2 V-Plus. Euronav recently welcomed two newbuilding in its fleet, the Cedar (2022, 157,310 dwt) and the Cypress (2022; 157,310 dwt). These are two out of five Suezmax-newbuildings that will join the Euronav fleet in the upcoming years. The delivery of three newbuilding VLCCs is scheduled for the first and second quarter of 2023.

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For further information, please contact:

Contact:
Mr. Brian Gallagher
Head of IR, Research and Communications & Member of the Management Board
Tel: +44 20 7870 0436
Email: IR@euronav.com

  Mrs. Ilse Derijck
Communication Manager
Tel: +324 72 73 04 84
Email: communications@euronav.com

PRESS RELEASE Regulated information Wednesday 26 January 2022 – 08:00 a.m. CET

Q4 2021 Earnings announcement – Thursday, February 3rd,2022

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 43 VLCCs (with further three under construction), 27 Suezmaxes (one of which is in a joint venture and two vessels time chartered in) with a further three under construction and 2 FSO vessels (both owned in 50%-50% joint venture).

Regulated information within the meaning of the Royal Decree of 14 November 2007.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.